Exhibit A

Tsipi Kagan Joins Ceragon Networks as Chief Financial Officer

Paramus NJ, October 11, 2010 - Ceragon Networks (NASDAQ: CRNT), the provider of high-capacity, 4G/LTE-ready wireless backhaul networks, today announced that Tsipi Kagan will join  the company as Chief Financial Officer on November 1st, assuming the responsibilities of Tali Idan, who will remain with Ceragon management in a financial advisory capacity.

“I am pleased to welcome Tsipi to our executive management team,” said Ira Palti, President and Chief Executive Officer of Ceragon.  “Her extensive financial management background will be an important asset to Ceragon, and we are fortunate to have this highly-regarded executive join our company.

“Tali has been a key member of the executive management team during a period of strong growth and geographic expansion,” continued Mr. Palti. “After six years of outstanding contributions as CFO, we honor Tali’s desire to pursue new interests. We are pleased that Tali will be staying on the company’s management in an advisory role, and we wish him much success in achieving his new goals.”

Ms. Kagan has been a CFO for the past ten years, most recently with Xjet Ltd., a developer and manufacturer of equipment for the production of solar cells.  Prior to that, she spent five years as CFO of Radvision Ltd. (RVSN), a communications equipment provider and RAD Group company, as is Ceragon.  Ms. Kagan began her career in public accounting with Ernst & Young in Israel and Miller, Kaplan, Arase & Co. in Los Angeles. She holds a BA in Accounting and Economics from Tel Aviv University.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is a leading provider of high capacity LTE/4G ready wireless backhaul solutions that enable cellular operators and other wireless service providers to deliver voice and data services, such as Internet browsing, music and video applications. Our wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and the core of the service provider’s network. Designed to enable risk-free migration from legacy to next-generation backhaul networks, our solutions provide fiber-like connectivity for circuit-switched, or SONET/SDH, networks, next generation Ethernet/Internet Protocol, or IP-based, networks, and hybrid networks that combine circuit-switched and IP-based networks. Our solutions support all wireless access technologies, including GSM, CDMA, EV-DO, HSPA, LTE and WiMAX. These solutions allow wireless service providers to cost-effectively and seamlessly evolve their network from circuit-switched and hybrid concepts to all IP thereby meeting the increasing demands by the growing numbers of subscribers and the increasing demand for mobile data services. We also provide our solutions to businesses and public institutions that operate their own private communications networks. Our solutions are deployed by more than 200 service providers of all sizes, as well as in hundreds of private networks, in more than 130 countries. More information is available at www.ceragon.com.

Ceragon Networks®, CeraView®, FibeAir®, the FibeAir® design mark and Native2® are registered trademarks., and Ceragon™, PolyView™, ConfigAir™, CeraMon™, EtherAir™, QuickAir™, QuickAir Partner Program™, QuickAir Partner Certification Program™, QuickAir Partner Zone™, EncryptAir™ and Microwave Fiber™ are trademarks of Ceragon Networks Ltd.

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. These risks and uncertainties, as well as others, are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

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Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com